February 7, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention: Aamira Chaudhry

Doug Jones

Re: Kirkland’s, Inc.

Form 10-K for Fiscal year Ended February 3, 2024

Form 10-Q for the Fiscal Period Ended November 2, 2024

File No. 000-49885

Dear Ms. Chaudhry and Mr. Jones:

Kirkland’s, Inc. (“Kirkland’s” or the “Company”) is filing this letter with the Securities and Exchange Commission (the “Commission”) in response to the comments of the staff of the Corporate Finance Division, Office of Trade & Services (the “Staff”) of the Commission set forth in its letter dated January 30, 2025, relating to the above referenced filings of Kirkland’s. The Company has reviewed the responses set forth in this letter with Kirkland’s independent registered public accounting firm. For your convenience, the Staff’s comments have been restated below in bold, with the applicable response to each comment set forth immediately below the comment. Capitalized terms used in this letter, but not otherwise defined, have the meanings assigned to them in the Company's Form 10-K for fiscal year ended February 3, 2024, filed with the Commission on March 29, 2024, and/or the Form 10-Q for the fiscal period ended November 2, 2024, filed with the Commission on December 6, 2024.

Form 10-Q for the Fiscal Period Ended November 2, 2024

Notes to Condensed Consolidated Financial Statements

Note 9 – Long-Term Debt, page 12

1.
Under “Collaboration Agreement fees” in note 1 you state you recorded the proceeds from these fees as debt. Please tell us the amount of the proceeds you received for these fees and how the amount of the debt recognized for these fees relates to the amount of debt recognized as long term debt in this note. Also, tell us what you recorded as the offsetting debit of the journal entry when you recorded these fees as debt.

U.S. Securities and Exchange Commission

February 7, 2025

Response:

In response to the Staff's comment, the Company considered Accounting Standards Codification (“ASC”) 470-10-25-1 related to the sale of future revenue to support its accounting treatment of the Collaboration Agreement fees. The Company also noted that ASC 470-10-25-2 lists six factors, any one of which if true, would lead the classification of the investor proceeds to be classified as debt. As the Company has significant continuing involvement in the generation of the cash flows due to Beyond, the Company classified a portion of the financing specifically related to the Collaboration Agreement fees as debt.

The Company received total proceeds of $17 million from the Beyond financing transaction. The proceeds were allocated to the Non-Convertible Note, Convertible Note and Collaboration Agreement based on the estimated fair value of each item since they were executed as part of a single financing transaction. When the Company recorded the Collaboration Agreement fees as a credit to debt, the debit was recorded to cash. Part of this journal entry also included recording the original issue discount on the Non-Convertible Note and the Convertible Note, so the Notes carrying values are less than their face values. See reconciliation tables in the response to Staff comment #2 below for further detail.

2.
Please reconcile the carrying amounts of the respective non-convertible and convertible term loans disclosed here at November 2, 2024 with the those disclosed in note 5 of the same date.

Response:

In response to the Staff’s comment, the Company considered the guidance in ASC 825-10-50-11 and ASC 470-20-50-4 as they relate to Note 5 and Note 9. In Note 5, the Company considered ASC 825-10-50-11, which states that fair value shall be presented together with the related carrying amount in a form that clarifies how the carrying amounts relates to what is reported in the statement of financial position. Presented in Note 5 is the carrying value, which in all cases is net of original issue discounts and debt issuance costs. The Company has also disclosed certain components of long-term debt in Note 9, as ASC 470-20-50-4 notes that the principal amount, the unamortized discount and the net carrying amount should be disclosed. Note 9 lists the face value of the Non-Convertible Note and Convertible Note separate from the original issue discount and deferred financing costs, which are presented on one consolidated line.

The table below sets forth a reconciliation of Note 5 to Note 9 in the Form 10-Q as of and for the fiscal period ended November 2, 2024 (in thousands):

	Non-Convertible Term Loan	Convertible Term Loan
Face value of notes in Note 9	$8,500	$8,500
Unamortized debt discount and issuance costs	(3,099)	(1,914)
Carrying value in Note 5	$5,401	$6,586

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

3.
In the analysis of gross profit, you disclose distribution center costs decreased for the quarter period due to improved levels of cost capitalization in inventory in the current year period compared to the prior year quarter and decreased for the year to date period due to smooth inventory flow. Please explain to us and disclose as appropriate why and how these factors affected distribution center costs. In particular, explain to us the basis for improved levels of cost capitalization.

U.S. Securities and Exchange Commission

February 7, 2025

Response:

The Company capitalizes the cost of running its distribution centers as a cost of inventory and expenses those costs when the inventory has been sold. As such, lower or higher inventory levels influence the amount of distribution center costs that are capitalized as inventory. Also, distribution center operating costs depend on optimal inventory levels and operational efficiency, which impact variable compensation and benefits costs at the distribution centers. As inventory levels are higher, a higher amount of distribution center costs are capitalized as inventory, and as inventory levels are lower, a lower amount of distribution center costs are included in inventory.

The following explanation relates to information found on pages 15-19 of the Form 10-Q for the fiscal period ended November 2, 2024, with additional explanation in italics to address the Staff’s comment.

13-Week Period Ended November 2, 2024 Compared to the 13-Week Period Ended October 28, 2023

Distribution center costs decreased 130 basis points to 4.8% of net sales due to improved levels of cost capitalization in inventory in the current year period due to a later inventory increase compared to the prior year quarter. With higher levels of inventory as of November 2, 2024, compared to October 28, 2023, we have capitalized a larger amount of distribution center costs as inventory this year compared to last year. The change in the level of cost capitalization had a favorable impact of $1.3 million on gross profit in the quarter over quarter results, while the decrease in distribution center expenses was $0.4 million.

39-Week Period Ended November 2, 2024 Compared to the 39-Week Period Ended October 28, 2023

Distribution center costs decreased approximately 70 basis points to 5.3% of net sales due to increased efficiency and a smooth inventory flow which led to lower compensation and benefits costs and lower fixed costs due to the closure of two e-commerce fulfillment locations in the prior year period. The change in the level of cost capitalization had a favorable impact of $0.5 million on gross profit in the 39-week period results, but the decrease in distribution center expenses was a larger impact at a $2.1 million decrease due to the closure of the two e-commerce fulfillment locations, which lowered fixed costs and compensation and benefit costs.

Form 10-K for Fiscal Year Ended February 3, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Fiscal 2023 Compared to Fiscal 2022

Gross profit, page 30

4.
You mention here lower inventory levels impacted merchandise margin, outbound freight costs and distribution center costs. Please explain to us and disclose as appropriate how inventory levels affect these cost items. Additionally, explain to us and disclose as appropriate how improved product flow affected merchandise margin as disclosed.

Response:

The following explanation from page 30 of the fiscal 2023 Form 10-K is below with additional explanation in italics to address the Staff’s comment.

U.S. Securities and Exchange Commission

February 7, 2025

Gross profit. Gross profit as a percentage of net sales improved 310 basis points from 24.0% in fiscal 2022 to 27.1% in fiscal 2023. The overall improvement in gross profit margin was due to favorable merchandise margin, depreciation expense, outbound freight costs and distribution center costs, partially offset by unfavorable store occupancy expense. Merchandise margin increased approximately 270 basis points from 51.4% in fiscal 2022 to 54.1% in fiscal 2023 mainly due to the lower inbound freight costs and lower inventory levels, along with improved product flow. Lower inventory levels and improved product flow through the supply chain led to an improved sell-through of our inventory assortment at higher prices in fiscal 2023, including selling promotion and discount items at a higher margin year-over-year. Depreciation of store and distribution center assets decreased approximately 50 basis points to 1.6% of net sales in fiscal 2023 due to certain assets becoming fully depreciated. Outbound freight costs, including both store and e-commerce shipping expenses, decreased approximately 40 basis points to 7.6% of net sales primarily due to lower inventory levels and fewer shipping routes to the stores. Lower inventory levels allow shipments to be consolidated when inventory is shipped from the distribution centers to the stores. Trucks deliver inventory to multiple stores in each shipment such that having less routes to stores reduces outbound freight costs. Distribution center costs decreased approximately 40 basis points to 5.5% of net sales due to lower operating costs because of the lower inventory levels and the closure of our North Las Vegas, Nevada and Winchester, Virginia e-commerce order fulfillment centers to reduce fixed costs and consolidate our operations. When lower levels of inventory are processed through the distribution center, it is operationally easier to process the inventory, which leads to lower variable compensation and benefits costs. Store occupancy costs increased approximately 90 basis points to 12.3% of net sales due to the sales deleverage on these fixed costs.

Non-GAAP Financial Measures, page 31

5.
You presently reconcile “EBITDA” to operating loss. Please revise wherever presented to reconcile EBITDA to reported net income/loss pursuant to Question 103.02 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI).

Response:

In response to the Staff’s comment, the Company confirms that in future filings the Company will reconcile EBITDA to net income/loss in accordance with Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (C&DI).

U.S. Securities and Exchange Commission

February 7, 2025

A reconciliation of EBITDA to reported net loss for the periods ended February 3, 2024 and January 28, 2023, is provided below (in thousands):

	53-Week Period Ended	52-Week Period Ended
	February 3, 2024	January 28, 2023
Net loss	$(27,751)	$(44,694)
Income tax expense	519	543
Interest expense	3,317	1,735
Other income	(499)	(335)
Depreciation	11,980	16,522
EBITDA	(12,434)	(26,229)
Adjustments:
Total adjustments in cost of sales(1)	—	46
Asset impairment (2)	1,867	2,071
Stock-based compensation expense(3)	1,186	1,961
Severance charges(4)	995	839
Total adjustments in operating expenses	4,048	4,871
Total adjustments	4,048	4,917
Adjusted EBITDA	$(8,386)	$(21,312)

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(1) Costs associated with asset disposals, closed store and lease termination costs.

(2) Asset impairment charges are related to property and equipment, software costs, cloud computing implementation costs and other assets.

(3) Stock-based compensation expense includes amounts expensed related to equity incentive plans.

(4) Severance charges include expenses related to severance agreements and permanent store closure compensation costs.

6.
We note asset impairment is an adjustment in arriving at your non-GAAP measure “EBITDA.” Please either remove this adjustment or revise to label the measure as “Adjusted EBITDA” wherever presented. Refer to Question 103.01 of the Non-GAAP Financial Measures C&DI.

Response:

In response to the Staff’s comment, the Company confirms that in future filings the Company will remove asset impairment as an adjustment in arriving at the non-GAAP measure “EBITDA” and instead will include the removal of this adjustment from the non-GAAP measure “Adjusted EBITDA” in accordance with Question 103.01 of the Non-GAAP Financial Measures C&DI.

Please see the response to Staff comment #5 above for the revised table of the reconciliation of “EBITDA” and “Adjusted EBTIDA”, to reported net loss.

7.
Wherever presented please revise to present a separate reconciliation for “Adjusted operating loss” to its most directly comparable GAAP measure of operating loss pursuant to Item 10(e)(1)(i)(B) of Regulation S-K.

U.S. Securities and Exchange Commission

February 7, 2025

Response:

In response to the Staff’s comment, the Company confirms that in future filings the Company will provide an additional table to reconcile adjusted operating loss to operating loss in accordance with Item 10(e)(1)(i)(B) of Regulation S-K.

A reconciliation of adjusted operating loss to reported operating loss for the periods ended February 3, 2024 and January 28, 2023, is provided below (in thousands):

	53-Week Period Ended	52-Week Period Ended
	February 3, 2024	January 28, 2023
Operating loss	$(24,414)	$(42,751)
Adjustments:
Total adjustments in cost of sales(1)	—	46
Asset impairment(2)	1,867	2,071
Stock-based compensation expense(3)	1,186	1,961
Severance charges(4)	995	839
Total adjustments in operating expenses	4,048	4,871
Total adjustments	4,048	4,917
Adjusted operating loss	$(20,366)	$(37,834)

—————————————

(1) Costs associated with asset disposals, closed store and lease termination costs.

(2) Asset impairment charges are related to property and equipment, software costs, cloud computing implementation costs and other assets.

(3) Stock-based compensation expense includes amounts expensed related to equity incentive plans.

(4) Severance charges include expenses related to severance agreements and permanent store closure compensation costs.

Liquidity and Capital Resources

Cash flows from operating activities, page 32

8.
You state changes in working capital partially offset the positive impact of improved operating performance. Please discuss specific working capital item(s) and respective underlying factors materially contributing to this offset. In particular, it appears the change between periods in “prepaid expenses and other current assets” materially contributed to the change in operating cash flows. Refer to the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance, and quantify factors cited pursuant to section III.D of Release No. 33-6835 (501.04 of the staff’s Codification of Financial Reporting). Also, discuss specific material impacts of working capital in interim periods to the extent working capital is cited as a factor for changes in operating cash flows (e.g., inventories in the Form 10-Q for the period ended November 2, 2024).

Response:

The Company has reviewed the introductory paragraph of section IV.B and all of section B.1 of Release No. 33-8350 for guidance, and quantify factors cited pursuant to section III.D of Release No. 33-6835 (501.04 of Staff’s Codification of Financial Reporting). The Company will provide more descriptive

U.S. Securities and Exchange Commission

February 7, 2025

disclosures related to changes in working capital and ensure that material items are addressed. The discussion below relates to the two specific working capital items in Staff comment #8.

The following table provides information regarding changes in assets and liabilities as presented on the Company’s statement of cash flows for the periods indicated (in thousands):

Cash flows from operating activities:	53-Week Period Ended February 3, 2024	52-Week Period Ended January 28, 2023
Changes in assets and liabilities:
Inventories, net	$9,981	$29,958
Prepaid expenses and other current assets	(2,525)	5,448
Accounts payable	2,186	(18,192)
Accrued expenses	(3,146)	(4,742)
Operating lease assets and liabilities	(8,585)	(6,269)
Other assets and liabilities	198	(490)

53-Week Period Ended February 3, 2024 Compared to the 52-Week Period Ended January 28, 2023

Inventories, net and accounts payable. Inventory and accounts payable are normally the most material changes in working capital for the Company. These items fluctuate based on seasonality and timing of inventory flow, as the Company adjusts its inventory purchases based on customer demand, which in turn impacts the timing of accounts payable. While the Company sold through excess inventory in the fiscal year ended January 28, 2023 (“fiscal 2022”) compared to rising inventory levels in the fiscal year ended January 29, 2022 (“fiscal 2021”), due to supply chain delays of holiday product and higher inbound freight costs, the Company was still in an elevated inventory position at the end of fiscal 2022 which required less inventory purchases. When the Company ends a year with a higher than forecasted inventory balance, the Company will either reduce pricing and sell through clearance inventory or reduce purchases in the current year to get inventory back in line with the appropriate operating levels.

Prepaid expenses and other current assets. Prepaid expenses and other current assets balances normally range between $5 million and $8 million and are not normally a material change in working capital. For fiscal 2021, the Company had $10.5 million in prepaid expenses and other current assets, which was abnormally high for the Company. In the fiscal 2021 and fiscal 2022 Form 10-K, the Company disclosed that we recorded a $1.4 million employer tax credit receivable from the Internal Revenue Service due under the Coronavirus Aid, Relief, and Economic Security Act, which was received during fiscal 2022. While the largest reason for the increased prepaid and other current assets as of fiscal 2021 was this one receivable, the Company had a number of other individually immaterial non-recurring receivables as of fiscal 2021, including a payroll tax related receivable due to overpayments to the Internal Revenue Service of $0.6 million and a property insurance claim receivable of $0.8 million, all of which were received in fiscal 2022. These are the main reasons that prepaid expenses and other current assets is a $5.4 million source of cash in fiscal 2022 compared to a $2.5 million use of cash in the fiscal year ended February 3, 2024 (“fiscal 2023”).

U.S. Securities and Exchange Commission

February 7, 2025

The following table provides information regarding changes in assets and liabilities as presented on the Company’s statement of cash flows for the periods indicated (in thousands):

Cash flows from operating activities:	39-Week Period Ended November 2, 2024	39-Week Period Ended October 28, 2023
Changes in assets and liabilities:
Inventories, net	$(37,129)	$(21,119)
Prepaid expenses and other current assets	713	(774)
Accounts payable	15,209	11,885
Accrued expenses	1,147	(2,585)
Operating lease assets and liabilities	736	(3,933)
Other assets and liabilities	(784)	97

39-Week Period Ended November 2, 2024 Compared to the 39-Week period ended October 28, 2023

Inventories, net and accounts payable. For the 39-week periods ended November 2, 2024 and October 28, 2023, inventories increased $37.1 million and $21.1 million, respectively, due to the normal seasonal build leading up to the fourth quarter holiday selling season. The larger increase in inventory for the 39-week period ended November 2, 2024, compared to the 39-week period ended October 28, 2023, is mainly due to the Company being in an elevated inventory position at the end of fiscal 2022 which required less inventory purchases. Additionally, due to inbound freight cost pressure in fiscal 2024, the Company delayed some purchases to get better freight rates, which led to peak inventory for the Company in fiscal 2024 to be later than fiscal 2023. The change in inventory balances and purchase timing in turn influenced the amount of cash from accounts payable.

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Should the Staff have any additional comments or need further information, please contact me at 615-872-4991 or mike.madden@kirklands.com.

Sincerely,

/s/ W. Michael Madden
W. Michael Madden
Executive Vice President and Chief Financial Officer